	For the Year Ended October 31, 2012 Proforma for Debt Offering		For the Year Ended October 31, 2012		For the Year Ended October 31, 2011		For the Year Ended October 31, 2010		For the Year Ended October 31, 2009		For the Year Ended October 31, 2008
Earnings:
Net increase (decrease) in net assets
resulting from operations	$(23,362,920)		$(21,654,676)		$6,970,979		$16,132,762		$14,247,489		$63,951,643
Income tax expense (benefit), including
excise tax	3,997		3,997		13,557		8,476		1,376,819		(936,396)
Total earnings before taxes	$(23,358,923)		$(21,650,679)		$6,984,536		$16,141,238		$15,624,308		$63,015,247

Fixed Charges:
Interest and other borrowing costs (1)	$5,075,000		$3,366,756		$3,082,125		$2,824,788		$3,127,594		$4,463,822
Total fixed charges	$5,075,000		$3,366,756		$3,082,125		$2,824,788		$3,127,594		$4,463,822

Earnings available to cover fixed
charges	$(18,283,923)		$(18,283,923)		$10,066,661		$18,966,026		$18,751,902		$67,479,069

Ratio of earnings to fixed charges	-3.60	x	-5.43	x	3.27	x	6.71	x	6.00	x	15.12	x

(1) includes interest, credit facility fees and amortized capitalized expenses related to indebtedness